Exhibit 24

CONFIRMING STATEMENT

 This Statement confirms that the undersigned, Margaret Z

Couch, has authorized and designated Melinda J. Wheatley to execute and file on the undersigned's behalf all Forms 3, 4 and 5 (including any amendments thereto) that the undersigned may be required to file with the U. S. Securities and Exchange Commission as a result of the undersigned's ownership of or transactions in securities of Alamosa Holdings, Inc.  The authority of Melinda

J. Wheatley under this Statement shall continue until the undersigned is no longer required to file Forms 3, 4 and 5 with regard to his ownership of or transactions in securities of Alamosa Holdings, Inc., unless earlier revoked in writing.  The undersigned acknowledges that Melinda J. Wheatley is not assuming any of the undersigned's responsibilities to comply with Section 16 of the Securities Exchange Act of 1934.

Date:  June 30, 2004         /s/ Margaret Z

Couch

         Margaret Z Couch